FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
November 25, 2005
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑	Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Enclosures:	Share repurchase program to be submitted for approval to the shareholders’ meeting on December 9, 2005

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: November 25, 2005	By:	/s/ Philippe Ozanian
		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

SHARE REPURCHASE PROGRAM TO BE SUBMITTED FOR APPROVAL
TO THE SHAREHOLDERS’ MEETING ON DECEMBER 9, 2005
This share repurchase program is the subject of a press release issued by the Company on November 24, 2005.
Summary of the main items of the Share Repurchase Program:
Issuer: InfoVista S.A., whose shares are listed on Compartment C of Eurolist by Euronext™ (ISIN Code : FR0004031649) and as American Depositary Shares (ADS) on the Nasdaq National Market.
Type of shares: Ordinary Shares.
Maximum amount of the share capital that may be repurchased: Up to 10% of the share capital of the Company, or 3.52%, taking into account the number of treasury shares held by the Company as of November 9, 2005 (1,202,905 treasury shares, representing 6.48% of the share capital).
Maximum purchase price per share (excluding costs): €7.12.
Ordinary shares repurchased under this program may be:
–	used to allow the Company to fulfil obligations related to stock options plans or other allocations to the employees or executive officers of the Company or its subsidiaries

–	held in treasury in order to later provide consideration in the context of an acquisition or an exchange of the Company’s shares, in the context of external growth;

–	used to manage the market making in the secondary market and the liquidity of the Company’s share, through a liquidity agreement compliant with the AFEI ethic charter;

–	cancelled, subject to the approval of a specific resolution by the extraordinary shareholders’ meeting; or

–	delivered upon the exercise of the rights attached to securities giving right to shares of the Company.
Validity of the program: from the date of the shareholders meeting authorizing this program (convened on December 9, 2005) to the end of the shareholders’ meeting convened to approve the accounts of the fiscal year ending June 30, 2006, and at the latest 18 months after the shareholders meeting authorizing this program (ie. On June 9, 2007 at the latest if the shareholders’ meeting is held on first call)
The share repurchase program that shall be submitted for approval to the shareholders’ meeting on December 9, 2005 is designed to replace the preceding authorization granted by the shareholders’ meeting of December 9, 2004.
Copies of the press release issued by the Company can be obtained free of charge upon request to the following address : InfoVista SA, Legal Department, 6 rue de la Terre de Feu, 91940 Les Ulis, France, and on the Company’s website : www.infovista.com